NEWS RELEASE

December 17, 2018

REMINDER TO NEVSUN SHAREHOLDERS TO TENDER THEIR SHARES TO THE ZIJIN OFFER

Vancouver, BC, / Fujian, China -- Nevsun Resources Ltd. (TSX: NSU) (NYSE AMERICAN: NSU) (“Nevsun” or the “Company”) and Zijin Mining Group Co. Ltd. (SH:601899, SEHK:2899) (“Zijin”) wish to remind shareholders of Nevsun Resources Ltd. (“Nevsun”) to tender their Nevsun shares  to Zijin’s offer to purchase all of the issued and outstanding Nevsun shares for C$6.00 per share (the “Offer”). The Offer expires at 5:00 p.m. (Toronto time) on December 28, 2018 (the “Expiry Time”).

The Board of Directors of Nevsun continues to recommend that Nevsun shareholders ACCEPT the Offer by tendering their shares in accordance with the following instructions.

How to tender to the Offer:

Registered Nevsun shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on pink paper) accompanying the Zijin takeover bid circular, and deposit it, together with certificate(s) or DRS Statement(s) representing their Nevsun shares at or prior to the Expiry Time at the office of Computershare Trust Company of Canada at 100 University Avenue, Toronto, Ontario, M5J 2Y1, as further described in the Letter of Transmittal.

Detailed rules and instructions are contained in the Letter of Transmittal. Alternatively, Nevsun shareholders may follow the procedure for guaranteed delivery described in section three of the Zijin takeover bid circular, "Manner of Acceptance – Procedure for Guaranteed Delivery", using the Notice of Guaranteed Delivery (printed on green paper).

Beneficial Nevsun shareholders whose Nevsun shares are held in an account with a broker, investment dealer, bank, trust company or other Intermediary should contact their representative if they wish to accept the Offer and instruct their representative to tender their shares to the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, beneficial shareholders wishing to tender their Nevsun shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Reasons to Tender to Offer

As described in more detail in Zijin’s takeover bid circular and Nevsun’s directors’ circular, the reasons for the Nevsun Board of Directors’ unanimous recommendation that Nevsun shareholders ACCEPT the Offer include:

1. The Offer recognizes the fundamental and strategic value of Nevsun’s unique portfolio of producing and development assets, underpinned by the world-class Timok deposit;

2. The Offer represents an attractive premium;

3. The Offer provides certainty and immediate liquidity to Nevsun Shareholders;

4. The Offer is the result of a comprehensive, competitive and global process undertaken to maximize shareholder value and is the most attractive alternative available to Nevsun and Nevsun Shareholders;

5. Zijin is a leading global mining company with a track record of executing strategic mining transactions worldwide, including with respect to assets in Serbia;

6. The Nevsun Board and the Special Committee received separate opinions, dated September 4, 2018, from their respective financial advisors, BMO Nesbitt Burns Inc. and Citigroup Global Markets Inc. as to the fairness, from a financial point of view and as of the date of such opinions, to holders of Nevsun Shares (other than Zijin, and its affiliates) of the C$6.00 per Nevsun Share cash consideration offered pursuant to the Offer; and

7. The Offer is supported by Nevsun’s directors and officers;

Shareholders are invited to contact the D.F. King at 1-866-822-1238 toll free in North America or 1-212-771-1133 outside of North America or inquiries@dfking.com for further information regarding how to tender their Nevsun shares to the Offer.

Cautionary Statement Respecting the Offer

THE TAKE-OVER BID CIRCULAR AND THE DIRECTORS’ CIRCULAR CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHOULD BE READ IN THEIR ENTIRETY BY NEVSUN’S SHAREHOLDERS. NEVSUN’S SHAREHOLDERS MAY OBTAIN, AT NO CHARGE, A COPY OF THE TAKE-OVER BID CIRCULAR, DIRECTORS’ CIRCULAR, AND VARIOUS ASSOCIATED DOCUMENTS UNDER NEVSUN’S PROFILE ON THE SYSTEM FOR ELECTRONIC DOCUMENT ANALYSIS AND RETRIEVAL (SEDAR) AT WWW.SEDAR.COM AND ON THE SECURITIES AND EXCHANGE COMMISSION (SEC) WEBSITE AT WWW.SEC.GOV. NEVSUN’S SHAREHOLDERS ARE URGED TO READ SUCH MATERIALS AS THEY CONTAIN IMPORTANT INFORMATION THAT NEVSUN SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO PURCHASE, OTHERWISE ACQUIRE, SUBSCRIBE FOR, SELL, OTHERWISE DISPOSE OF OR ISSUE, OR ANY OTHER SOLICITATION OF ANY OFFER TO SELL, OTHERWISE DISPOSE OF, ISSUE, PURCHASE, OTHERWISE ACQUIRE OR SUBSCRIBE FOR ANY SECURITY. THE OFFER WAS NOT MADE IN, NOR WILL DEPOSITS OF SECURITIES BE ACCEPTED FROM A PERSON IN, ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, ZIJIN MINING MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT DEEMS NECESSARY TO EXTEND THE OFFER IN ANY SUCH JURISDICTION.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a joint venture with Freeport-McMoRan Exploration Corporation ("Freeport") which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.

About Zijin Mining Group Co. Ltd.

Formed in 1993, Zijin is based in Fujian, China and is a leading global mining company specializing in gold, copper, zinc and other mineral resource exploration and development. It manages an extensive portfolio, primarily consisting of gold, copper, zinc, and other metals through investments in China and overseas across nine countries. Listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, Zijin has a market capitalization of approximately US$10 billion.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	ZIJIN MINING GROUP CO. LTD. Lan Fusheng President & Vice Chairman

NEVSUN SHAREHOLDER QUESTIONS:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

NEVSUN MEDIA QUESTIONS:

Longview Communications Inc.
Peter Block – 416-649-8008 / pblock@longviewcomms.ca

FOR FURTHER INFORMATION: David Jan Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com

ZIJIN SHAREHOLDER QUESTIONS:

D.F. King, an AST Company
North America Toll Free: 1-866-822-1238
Collect Calls Outside North America: 1-212-771-1133
Email: inquiries@dfking.com

ZIJIN MEDIA QUESTIONS:

Navigator Ltd.
Mike Van Soelen - 416-307-3039 / mvansoelen@navltd.com

FOR FURTHER INFORMATION: Liu Qiang Board Secretary Zijin Investor Relations

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